SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States or any other jurisdiction where such distribution is prohibited by law.

NEWS RELEASE

25 September 2021

ANNOUNCEMENT OF OFFER PRICE

Reference is made to the Prospectus and formal notice published by Prudential plc ("Prudential") on Monday, 20 September 2021. Capitalised terms used below shall have the same meaning as given to them in the Prospectus.

On 20 September 2021, Prudential announced that it was raising up to 5 per cent. of its issued share capital, or up to approximately 130.8 million new shares, through a concurrent Hong Kong public offer and international placing (together the "Share Offer").

Prudential announces that the final offer prices for both the Public Offer and the Placing have been set at HK$143.8 per Offer Share (the "Offer Price"). Applicants are required to pay, in addition to the application monies for the number of Offer Shares which they have applied for, brokerage of 1 per cent., SFC transaction levy of 0.0027 per cent. and HK Stock Exchange trading fee of 0.005 per cent.

Dealings in the Offer Shares on the Main Board of the HK Stock Exchange are expected to commence at 9:00 am (Hong Kong time) on Monday, 4 October 2021, subject to approval from the HK Stock Exchange for the listing of and permission to deal in the Offer Shares.

The Offer Shares are expected to be admitted to the premium listing segment of the Official List and the Main Market of the London Stock Exchange at 8:00 am (UK time) on Monday, 4 October 2021, subject to approvals from the Financial Conduct Authority and the London Stock Exchange for the listing of the Offer Shares.  Admission to listing of the Offer Shares on the Singapore Stock Exchange is expected to take effect at 9:00 am (Singapore time) on Monday, 4 October 2021, subject to confirmation from the Singapore Stock Exchange for the listing of the Offer Shares.

Based on the Offer Price, the net proceeds from the Share Offer are estimated to be approximately HK$18.5 billion or US$2.4 billion1, after deducting the estimated underwriting fees and other expenses payable. The majority of the net proceeds (approximately HK$17.5 billion or US$2.25 billion1) from the Share Offer is expected to be used to redeem existing high coupon debt within six months following the date of the Prospectus, with the remaining net proceeds expected to contribute to Prudential's central stock of liquidity, in order to further increase Prudential's financial flexibility.

Mike Wells, Group Chief Executive, Prudential plc said: "Prudential is a growth business exclusively focused on the unmet health, financial protection and savings needs of people in Asia and Africa. Our strategy is aligned with the supportive structural trends which drive demand for the savings and protection products which we provide. We have a consistent track record of growth. Our Share Offer allows investors to join us on our journey as we execute our strategy which we believe will result in long-term delivery of future shareholder returns through value appreciation, with a focus on achieving long-term double-digit growth in embedded value per share."

Prudential expects to make a further announcement regarding the level of indications of interest in the Placing, the level of applications under the Public Offer, the Employee Preferential Offering and the Agent Preferential Offering and the basis of allocation of the Public Offer Shares, the Employee Reserved Shares and the Agent Reserved Shares on Thursday, 30 September 2021.

1 Based on an exchange rate of US$1.00 = HK$7.79 as at 24 September 2021.

Notes to Editors

Enquiries:

Media                                                                        Investors/Analysts

Addy Frederick         +44 (0)20 3977 9399               Patrick Bowes              +44 (0)20 3977 9702

Ping Ping Tan            +65 9654 8954                        William Elderkin          +44 (0)20 3977 9215

About Prudential plc

Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Disclaimers

This announcement is for information purposes only and does not constitute an offer or an invitation to induce an offer by any person to acquire, purchase or subscribe for any securities. This announcement is not a prospectus. Potential investors should read the Prospectus for detailed information about the Share Offer described below before deciding whether or not to invest in the Shares.

This announcement does not contain or constitute, and is not, an offer to sell or a solicitation of any offer to buy securities in Hong Kong, the United States or any other jurisdiction. Any such offer or invitation will be made only by means of a prospectus that may be obtained from Prudential (if published) and that will contain detailed information about Prudential and management, as well as financial statements, and only in jurisdictions in which such offer or invitation may legally and validly be made. The publication, distribution or release of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein may come should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The Offer Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state or other jurisdiction of the United States and may not be offered or sold, pledged or transferred within the United States or to, or for the account or benefit of, any U.S. Persons (as defined in Regulation S under the U.S. Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state or local securities laws. Prudential does not intend to register the Offer Shares in the United States or to conduct a public offering of securities in the United States.

In the United Kingdom, this announcement is being distributed only to, and is directed only at, persons who: (A) (i) are "investment professionals" specified in Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order or (iii) are other persons to whom it may otherwise lawfully be communicated; and (B) are "qualified investors" within the meaning of Article 2(e) of the Prospectus Regulation (Regulation (EU) 2017/1129) as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018 (all such persons together being referred to as "Relevant Persons"). In the European Economic Area (the "EEA"), this announcement is addressed only to and directed only at, persons in member states who are "qualified investors" within the meaning of Article 2(e) of the Prospectus Regulation (Regulation ((EU) 2017/1129) ("Qualified Investors"). This announcement must not be acted on or relied on (i) in the United Kingdom, by persons who are not Relevant Persons, and (ii) in any member state of the EEA, by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is available only to: (i) in the United Kingdom, Relevant Persons; and (ii) in any member state of the EEA, Qualified Investors, and will be engaged in only with such persons.

Potential investors of the Offer Shares should note that the Joint Global Coordinators (for themselves and on behalf of the Public Offer Underwriters) are entitled, by giving a joint notice in writing to Prudential, to terminate the Public Offer Underwriting Agreement upon the occurrence of any of the events set out in the section headed "Underwriting - Underwriting arrangements and expenses - Public Offer - Grounds for termination of the Public Offer Underwriting Agreement" in the Prospectus, at any time prior to 8:00 a.m. (Hong Kong time) on the Listing Date (which is currently expected to be on Monday, 4 October 2021).

UK Product Governance Requirements
Solely for the purposes of the product governance requirements contained within the FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK Product Governance Rules"), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any "manufacturer" (for the purposes of the UK Product Governance Rules) may otherwise have with respect thereto, the Placing Shares have been subject to a product approval process, which has determined that the Placing Shares are: (i) compatible with an end target market of (a) retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA"), (b) investors who meet the criteria of professional clients as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA and (c) eligible counterparties as defined in the FCA Handbook Conduct of Business Sourcebook ("COBS"); and (ii) eligible for distribution through all distribution channels as are permitted by Directive 2014/65/EU (the "UK Target Market Assessment"). Notwithstanding the UK Target Market Assessment, distributors should note that: the price of the Placing Shares may decline and investors could lose all or part of their investment; the Placing Shares offer no guaranteed income and no capital protection; and an investment in the Placing Shares is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom.

The UK Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Placing. Furthermore, it is noted that, notwithstanding the UK Target Market Assessment, the Placing Underwriters will only procure investors who meet the criteria of professional clients and eligible counterparties. For the avoidance of doubt, the UK Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of COBS; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Placing Shares. Each distributor is responsible for undertaking its own target market assessment in respect of the Placing Shares and determining appropriate distribution channels.

Forward-looking statements

This announcement may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made and speak only as of the date on which they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 September 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer